FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2010
Commission File Number: 0-28986

TTI TEAM TELECOM INTERNATIONAL LTD.
(Translation of registrant’s name into English)

12 Amal Street, Park Afek, Rosh Ha'ayin, 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The information set forth in this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3 (Registration No. 333-122236) and (ii) the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-101979, 333-127097 and 333-139716).

CONTENTS

This report on Form 6-K of the Registrant consists of the following document, which is hereby attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release: TTI Telecom Shareholders Approve Proposed Merger, dated July 22, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TTI Team Telecom International Ltd.

Date: July 22, 2010	By:	/s/ Tali Cohen - Tueg
Tali Cohen - Tueg
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description of Exhibit Press release: TTI Telecom Shareholders Approve Proposed Merger, dated July 22, 2010.